Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

Phone: (215) 988-2700

Facsimile: (215) 988-2757

www.drinkerbiddle.com

August 15, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               The Roxbury Funds

(1933 Act Registration No. 333-133691)

(1940 Act Registration No. 811-21897)

Ladies and Gentlemen:

On behalf of The Roxbury Funds (the “Trust”), transmitted herewith for filing is Post-Effective Amendment No. 8 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended.

The Amendment is being filed pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register shares of the Roxbury/Mar Vista Strategic Growth Fund, to go effective October 31, 2011.  The New Fund has been added to the prospectus and statement of additional information for the Roxbury Small-Cap Growth Fund (the “Existing Fund”) which is the only portfolio currently offered by the Trust.  Both the Existing Fund and New Fund offer one class of shares (Institutional Shares).  The Trust would have been required to do a 485(a) filing for the Existing Fund’s annual update at the end of August due to a change of control of the Fund’s investment adviser during the period.  Instead of doing separate filings for the New Fund and the Existing Fund’s annual update, the Trust is doing this combined filing.  Prior to the effective date of this Amendment, the Trust intends to make a filing pursuant to Rule 485(b) under the 1933 Act to update the Trust’s performance and financial information, respond to staff comments and make other non-material changes. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2867.

Sincerely,

/s/ Michelle M. Lombardo
Michelle M. Lombardo

Enclosures